UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Santarus, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817 30 4

(CUSIP Number)

May 9, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 802817 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Travelers Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,178,381 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,178,381 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,381 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) HC, IC and CO

CUSIP No. 802817 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). St. Paul Fire and Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,178,381 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,178,381 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,381 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) IC and CO

CUSIP No. 802817 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Split Rock Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,385,090 (see Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,385,090 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,385,090 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The name of the issuer is Santarus, Inc. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of the Issuer is 10590 West Ocean Air Drive, Suite 200, San Diego, CA 92130

Item 2.
(a)

Name of Person Filing
The Travelers Companies, Inc. (“Travelers”), St. Paul Fire and Marine Insurance Company (“F&M”) and Split Rock Partners, LLC (“Split Rock”).  Travelers, F&M and Split Rock are collectively referred to herein as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The principal business address of each of Travelers and F&M is 385 Washington Street, St. Paul, Minnesota  55102.  The principal business address of Split Rock is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.

	(c)	Citizenship Each of Travelers and F&M is a Minnesota corporation. Split Rock is a Delaware limited liability company.
	(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 802817 30 4.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Travelers and F&M may be deemed to own beneficially 1,178,381 shares of Common Stock of the Issuer.  F&M is a wholly owned subsidiary of Travelers.  F&M owns a controlling interest of Fog City Fund, LLC (“Fog City”), Windamere, LLC (“Windamere”), Windamere II, LLC (“Windamere II”) and Windamere III, LLC (“Windamere III”, and collectively with Windamere, Windamere II and Fog City, the “Satellite Funds”).   The Satellite Funds are managed by the managing member of each individual Satellite Fund, however, investments (in excess of certain amounts) or dispositions must be approved by the board of directors of each Satellite Fund.  Split Rock has the right to appoint a majority of the members of the board of directors of each Satellite Fund.

Split Rock may be deemed to own beneficially 4,385,090 shares of Common Stock of the Issuer.  SPVC IV, LLC (formerly known as St. Paul Venture Capital IV, LLC (“SPVC IV”)), SPVC V, LLC (formerly known as St. Paul Venture Capital V, LLC (“SPVC V”)), SPVC VI, LLC (formerly known as St. Paul Venture Capital VI, LLC (“SPVC VI”)), and SPVC Affiliates Fund I, LLC (formerly known as St. Paul Venture Capital Affiliates Fund I, LLC (“SPVC Affiliates”, and collectively with SPVC IV, SPVC V, and SPVC VI, the “SPVC Funds”)), are jointly managed by Split Rock and Vesbridge Partners, LLC, however, voting and investment power over the shares has been delegated solely to Split Rock.  Voting and investment power with respect to the shares has been delegated by Split Rock to four individuals, who require a two-thirds vote to act.

The table below sets forth the securities held by each entity described herein:

Entity	Common Shares
Fog City	547,316
Windamere	293,133
Windamere II	110,401
Windamere III	227,531
SPVC IV	754,103
SPVC V	151,686
SPVC VI	2,279,597
SPVC Affiliates	21,323

By virtue of the affiliate relationships among Travelers, F&M and the Satellite Funds, Travelers and F&M may each be deemed to own beneficially 1,178,381 shares described in this Schedule 13G.

By virtue of the affiliate relationships among Split Rock, the SPVC Funds and the Satellite Funds, Split Rock may be deemed to own beneficially 4,385,090 shares described in this Schedule 13G.

The filing of this Statement shall not be construed as an admission that Travelers, F&M or Split Rock is the beneficial owner of any securities covered by this Statement

(b)

Percent of class:

Travelers & F&M:  2.3%, and Split Rock:  8.6%.  The foregoing percentages are calculated based on the 50,754,891 shares of Common Stock represented to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the period ended March 31, 2007.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,178,381
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,178,381
Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 4,385,090
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 4,385,090

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

As of the date hereof, Travelers and F&M have ceased to be the beneficial owner of more than five percent of the class of securities.  However, Split Rock continues to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, each of the undersigned below certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2007.

THE TRAVELERS COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

SPLIT ROCK PARTNERS, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer